Exhibit 12.1

	RATIO OF EARNINGS TO FIXED CHARGES
	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings

Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$(135,250)	$(32,472)	$71,521	$(25,945)	$2,708
Capitalized interest	$—	$(2,976)	$(3,641)	$(2,970)	$—
Amortization of capital interest	$524	$197	$—	$—	$—
Fixed charges	15,715	10,805	6,716	5,511	361

Earnings (loss)	$(119,011)	$(24,446)	$74,596	$(23,404)	$3,069

Fixed Charges
Interest portion of rental expense	$1,124	$1,789	$1,229	$1,259	$222
Interest incurred (expense & capital)	14,591	9,016	5,487	4,252	139

Total fixed charges	$15,715	$10,805	$6,716	$5,511	$361

Ratio of earnings to fixed charges	(8)	(2)	11	(4)	9
	— (1)	— (1)		— (1)
Amount of the deficiency	$(134,726)	$(35,251)	—	$(28,915)	—
(1) For fiscal years ended December 31, 2005, 2007 and 2008, earnings were insufficient to cover fixed charges.

	2008	2007	2006	2005	2004
Ratio calculation	(8)	-2	11	-4	9

Wassa	$3,149,817	$3,803,502	$3,750,622	$5,624,073	$—
Rent expense BGL	2,189,047	4,924,210	2,200,356	485,204	935,159
Rent Expense GSR	281,147	215,506	196,212	186,604	173,125

Total Rent Expense	$5,620,012	$8,943,218	$6,147,190	$6,295,881	$1,108,284

Lessor’s charge (Six times rent expense)	$33,720,069	$53,659,308	$36,883,140	$37,775,286	$6,649,704
Lessor’s costs of equip (Five times rent expense)	$28,100,058	$44,716,090	$30,735,950	$31,479,405	$5,541,420

Profit and interest	$5,620,012	$8,943,218	$6,147,190	$6,295,881	$1,108,284

Interest rate	4.0%	4.0%	4.0%	4.0%	4.0%

Estimated interest component	$1,124,002	$1,788,644	$1,229,438	$1,259,176	$221,657

Profit	$4,496,009	$7,154,574	$4,917,752	$5,036,705	$886,627
Percent of equipment cost	16%	16%	16%	16%	16%

	20.0%	20.0%	20.0%	20.0%	20.0%